UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2025

Commission file number: 001-41402

BRENMILLER ENERGY LTD.
(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek
Rosh Haayin, 4809249 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

Results of Special General Meeting of Shareholders

On April 2, 2025, Brenmiller Energy Ltd. (the “Company”), convened its Special General Meeting of Shareholders at 4:00 p.m. Israel time (the “Meeting”). The Meeting was adjourned due to lack of the required quorum present to open and conduct the Meeting. The adjourned Meeting was held at 5:00 p.m. Israel time, a quorum was present and the shareholders of the Company voted upon and approved all agenda items, as were proposed and described in the Company’s Notice and Proxy Statement for the Meeting which were included as Exhibits 99.1 and 99.2, respectively, to the Company’s Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission on March 14, 2025.

Attached hereto as Exhibit 99.1 are the Company’s Amended and Restated Articles of Association, as amended based on the aforesaid Meeting results.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-283874, 333-272377 and 333-273028) and Form S-8 (File Nos. 333-272266, 333-278602 and 333-284377), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Amended and Restated Articles of Association of Brenmiller Energy Ltd., as amended on April 2, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: April 2, 2025	By:	/s/ Ofir Zimmerman
		Name:	Ofir Zimmerman
		Title:	Chief Financial Officer

2